# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alector, Inc., CIK 0001653087
CUSIP: 014442107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 131 OYSTER POINT BLVD., SUITE 600, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001493463

## Reporting persons
- Polaris Venture Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 498,468; shared voting power 0; sole dispositive power 498,468; shared dispositive power 0; aggregate amount beneficially owned 498,468 (0.5% of the class)
  Comment: All shares are held of record by PVP VI (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). PVM VI (as defined in Item 2(a) of the Original Schedule 13G), the general partner of PVP VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of the Issuer's common stock ("Common Stock") outstanding as of February 20, 2026, as set forth in the Issuer's annual report on Form 10-K for the year ended December 31, 2026, filed with the United States Securities and Exchange Commission (the "Commission") on February 25, 2026 (the "Form 10-K").
- Polaris Venture Partners Founders' Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 267,979; shared voting power 0; sole dispositive power 267,979; shared dispositive power 0; aggregate amount beneficially owned 267,979 (0.2% of the class)
  Comment: All shares are held of record by PVPFF VI (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Polaris Venture Partners VI (AIV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,280,842; shared voting power 0; sole dispositive power 3,280,842; shared dispositive power 0; aggregate amount beneficially owned 3,280,842 (3% of the class)
  Comment: All shares are held of record by PVP VI (AIV) (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVP VI (AIV), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Polaris Venture Partners VI (AIV-B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 806,528; shared voting power 0; sole dispositive power 806,528; shared dispositive power 0; aggregate amount beneficially owned 806,528 (0.7% of the class)
  Comment: All shares are held of record by PVP VI (AIV-B) (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Polaris Venture Management Co VI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,853,817; sole dispositive power 0; shared dispositive power 4,853,817; aggregate amount beneficially owned 4,853,817 (4.4% of the class)
  Comment: The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI, (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- David Barrett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,853,817; sole dispositive power 0; shared dispositive power 4,853,817; aggregate amount beneficially owned 4,853,817 (4.4% of the class)
  Comment: The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI, (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Brian Chee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,853,817; sole dispositive power 0; shared dispositive power 4,853,817; aggregate amount beneficially owned 4,853,817 (4.4% of the class)
  Comment: The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI, (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Jonathan A. Flint: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 39,124; shared voting power 4,853,817; sole dispositive power 39,124; shared dispositive power 4,853,817; aggregate amount beneficially owned 4,892,941 (4.4% of the class)
  Comment: The shares reported in Rows 5 and 7 are held directly by Jonathan A. Flint.
  
  The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI, (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Terrance G. McGuire: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 319,682; shared voting power 4,853,817; sole dispositive power 319,682; shared dispositive power 4,853,817; aggregate amount beneficially owned 5,173,499 (4.7% of the class)
  Comment: The shares reported in Rows 5 and 7 consist of (i) 96,435 shares held directly by Terrance G. McGuire, (ii) 196,997 shares held by McGuire Family Trust, and (iii) 26,250 shares consist of restricted stock units that have been granted to Terrance G. McGuire in his capacity as a former director of the Issuer. Terrance G. McGuire is the donor of the McGuire Family Trust and may be deemed to share voting, investment and dispositive power with respect to the shares held by the McGuire Family Trust.
  
  The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,388,831 shares of Common Stock, calculated as follows: (i) 26,250 shares that represent restricted stock units that have been granted to Mr. McGuire in his capacity as a former director of the Issuer plus (ii) 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Amir Nashat: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 131,332; shared voting power 4,853,817; sole dispositive power 131,332; shared dispositive power 4,853,817; aggregate amount beneficially owned 4,985,149 (4.5% of the class)
  Comment: The shares reported in Rows 5 and 7 are held directly by Amir Nashat.
  
  The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI, (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.
- Bryce Youngren: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,864; shared voting power 4,853,817; sole dispositive power 11,864; shared dispositive power 4,853,817; aggregate amount beneficially owned 4,865,681 (4.4% of the class)
  Comment: The shares reported in Rows 5 and 7 are held directly by Bryce Youngren.
  
  The shares reported in Rows 6 and 8 consist of (i) 498,468 shares held of record by PVP VI, (ii) 267,979 shares held of record by PVPFF VI, (iii) 3,280,842 shares held of record by PVP VI (AIV) and (iv) 806,528 shares held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 11 is based on 110,362,581 shares of Common Stock outstanding as of February 20, 2026, as set forth in the Form 10-K.

## Item 1. Issuer
Name of issuer: Alector, Inc.
Address of issuer's principal executive offices: 131 OYSTER POINT BLVD., SUITE 600, SOUTH SAN FRANCISCO, CA, 94080

## Item 2. Person Filing
Name of person filing:
This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13G initially filed with the Commission on February 12, 2020, as amended by Amendment No. 1 filed with the Commission on February 12, 2021, Amendment No. 2 filed with the Commission on February 11, 2022, Amendment No. 3 filed with the Commission on February 7, 2023, Amendment No. 4 filed with the Commission on February 9, 2024, Amendment No. 5 filed with the Commission on November 12, 2024, and Amendment No. 6 filed with the Commission on November 13, 2025 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

The following information in Item 4 with respect to the ownership of the Issuer's Common Stock by the Reporting Persons filing this Amendment No. 7 is provided as of April 30, 2026. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported in this Amendment No. 7, except for the shares, if any, such Reporting Person holds of record and to the extent of such Reporting Person's pecuniary interest therein.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person and the corresponding footnotes.
Percent of class: See Row 11 of cover page for each Reporting Person and the corresponding footnotes.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person and the corresponding footnotes.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person and the corresponding footnotes.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person and the corresponding footnotes.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person and the corresponding footnotes.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Not applicable.

## Signatures
- Polaris Venture Partners VI, L.P.: /s/ Lauren Crockett, Lauren Crockett/ Authorized Signatory of Polaris Venture Management Co. VI, L.L.C., general partner of Polaris Venture Partners VI, L.P. (05/14/2026)
- Polaris Venture Partners Founders' Fund VI, L.P.: /s/ Lauren Crockett, Lauren Crockett/ Authorized Signatory of Polaris Venture Management Co. VI, L.L.C., GP of Polaris Venture Partners Founders' Fund VI, L.P. (05/14/2026)
- Polaris Venture Partners VI (AIV), L.P.: /s/ Lauren Crockett, Lauren Crockett/ Authorized Signatory of Polaris Venture Management Co. VI, L.L.C., general partner of Polaris Venture Partners VI (AIV), L.P. (05/14/2026)
- Polaris Venture Partners VI (AIV-B), L.P.: /s/ Lauren Crockett, Lauren Crockett/ Authorized Signatory of Polaris Venture Management Co. VI, L.L.C., general partner of Polaris Venture Partners VI (AIV-B), L.P. (05/14/2026)
- Polaris Venture Management Co VI, L.L.C.: /s/ Lauren Crockett, Lauren Crockett/ Authorized Signatory* (05/14/2026)
- David Barrett: /s/ Lauren Crockett, Lauren Crockett/ Attorney-In-Fact (05/14/2026)
- Brian Chee: /s/ Lauren Crockett, Lauren Crockett/ Attorney-In-Fact (05/14/2026)
- Jonathan A. Flint: /s/ Lauren Crockett, Lauren Crockett/ Attorney-In-Fact (05/14/2026)
- Terrance G. McGuire: /s/ Lauren Crockett, Lauren Crockett/ Attorney-In-Fact (05/14/2026)
- Amir Nashat: /s/ Lauren Crockett, Lauren Crockett/ Attorney-In-Fact (05/14/2026)
- Bryce Youngren: /s/ Lauren Crockett, Lauren Crockett/ Attorney-In-Fact (05/14/2026)
Comment: This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.